News Release

B2Gold Announces First Gold Pour at the Fekola Gold Mine, South West Mali

Vancouver, October 11, 2017 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce that the first gold pour at the Fekola Gold Mine (“Fekola”) occurred on October 7, 2017, approximately three months ahead of schedule. Commissioning of the mill is ongoing and commercial production is expected by the end of 2017. In the fourth quarter of 2017 the Company is projecting gold production from Fekola of between 50,000 and 55,000 ounces. 2018 is scheduled to be the first full year of gold production, yielding 400,000 to 410,000 ounces for the year. Based on current assumptions this represents an increase in annual gold production of over 70% for B2Gold in 2018.

B2Gold previously announced on September 25, 2017 that construction of the mill at Fekola was completed and the Company had commenced running ore through the system three months ahead of the original schedule and on budget. Additionally, the Company announced a new Life of Mine (“LoM”) plan showing increased production and lower operating and all in sustaining costs (“AISC”) compared with the original (4 Million tonnes per Annum (“MTPA”)) Optimized Feasibility Study for Fekola’s 5 MTPA mill (see press release dated 09/25/2017).

Based on the new LoM plan the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually for the first three years at operating cash costs of $357 per ounce and all in sustaining costs of $604 per ounce. For the first seven years Fekola is projected to produce approximately 374,000 ounces of gold annually with operating cash costs of $391 per ounce and AISC of $643 per ounce. Over the initial ten-year LoM Fekola is projected to produce an average of 345,000 ounces per annum at operating cash costs of $428 per ounce and AISC of $664 per ounce.

Ongoing Fekola Exploration (see press release dated 09/25/2017)

Based on exploration to date, B2Gold’s exploration team believes there is significant potential to increase the mine life of Fekola through further exploration drilling. The $15 million 2017 exploration drill program is ongoing at the Fekola property and regional area. The drilling is focused on testing the potential extension of Fekola to the north, the mineralization below the Kiwi zone and the mineralized bedrock zones beneath the Anaconda saprolite resource.

Infill drilling continues to focus on the resources outlined immediately below the Fekola reserve boundary, immediately to the north of the boundary and the near surface portion of the Kiwi zone. The resources identified to date could add up to 900,000 ounces to reserves with further infill drilling. Exploration and infill drilling results will be released in November 2017.

Qualified Person

Tom Garagan, Senior Vice President of Exploration for B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating mines and numerous exploration and development projects in various countries including Finland, Nicaragua, the Philippines, Namibia, Mali and Burkina Faso.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 530,000 and 570,000 ounces (including estimated pre-commercial production from the Fekola Mine of between 50,000 and 55,000 ounces); and in 2018, significantly increasing to between 925,000 and 975,000 ounces, with the inclusion of the anticipated first full-year of commercial production at Fekola.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; production estimates and guidance, including the Company’s projected gold production of between 530,000 to 570,000 ounces in 2017 (including pre-commercial production from Fekola of between 50,000 and 55,000 ounces) and projected gold production of between 925,000 and 975,000 ounces in 2018; projected operating and production costs and guidance; estimates of capital expenditures and planned investments and budgets; and statements regarding anticipated exploration, development, construction, production and other activities of the Company, including: Fekola achieving commercial production and producing 50,000 to 55,000 ounces of gold by the end of 2017; Fekola producing between 400,000 and 410,000 ounces of gold in 2018; the estimates, projections and anticipated results in the new LOM Plan for Fekola, including the projected gold production, operating cash costs and ASIC over the initial 3, 7 and 10 year operating periods and the projection in the new LOM Plan of higher annual gold production, and lower AISC per ounce compared to the OFS; the Fekola Project being on budget; the results of future exploration including the potential to extend anticipated mine life at Fekola as a result of further drilling; the potential to convert mineral resources to mineral reserves and to add 900,000 ounces to reserves with further drilling, the potential for mineralization to extend north of Fekola; exploration plans including future drilling and expectations of future growth and profitability. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; regulatory, political and country risks; the final outcome of the Department of Environment and Natural Resources audit; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures:

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com and at www.sec.gov or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures.

Cautionary Note to United States Investors:

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Currency: All amounts in this news release are expressed in United States dollars, unless otherwise stated.

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by the Company.